FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 001-34086

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

--------------------------------------------------------------------------------------------------------------------------------------------

Telmex Internacional, S.A.B. de C.V. announces filing of its
2008 annual report on Form 20-F

Mexico City, June 26, 2009. Telmex Internacional, S.A.B. de C.V. (BMV: TELINT; NYSE: TII; LATIBEX: XTII) announced today that on June 26, 2009, it filed its annual report on Form 20-F for the fiscal year ended December 31, 2008 with the U.S. Securities and Exchange Commission. The 2008 annual report can be accessed by visiting the SEC’s website at www.sec.gov or Telmex Internacional’s website at www.telmexinternacional.com. In addition, investors may receive a hard copy of Telmex Internacional’s complete audited financial statements free of charge by requesting a copy from Telmex Internacional’s Investor Relations Department, telephone number (5255) 5223-3200 and rinversi@telmex.com, or from JP Morgan, Telmex Internacional’s ADR depositary agent, telephone number 1-800-990-1135.

 Telmex Internacional is a Mexican holding company providing through its subsidiaries in Brazil, Colombia, Argentina, Chile, Peru and Ecuador a wide range of telecommunications services, including voice, data and video transmission, Internet access and integrated telecommunications solutions; pay cable and satellite television; and print and Internet-based yellow pages directories in Mexico, the United States, Argentina, Colombia and Peru.

--------------------------------------------------------------------------------------------------------------------------------------------

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2009.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. : TELMEX INTERNACIONAL, S.A.B. DE C.V. Announces filing of its 2008 annual report on form 20-F. June 26, 2009.